

November 1, 2011

<u>**Via Email**</u>
Mr. D'Arcy P. Doherty
Vice President, Legal and General Counsel
Green Sea Resources Inc.
130 Adelaide St. West, Suite 3303
Toronto, Ontario
Canada M5H 3P5

> **Re:** **Natural Resources USA Corporation**
> **Amendment No. 1 to Schedule 13E-3 filed by Green Sea**
> **Resources Inc. and GSR Acquisition Corp.**
> **Filed October 21, 2011**
> **File No. 5-52031**

Dear Mr. Doherty:

We have reviewed the above filing and have the following comments.

Schedule 13E-3/A

Item 13

1. Please be mindful of the need to update the financial statements included in the transaction statement to reflect material changes, inclusive of updated interim financial information required to be filed for the fiscal quarter ended September 30, 2011.

Alternatives, page 12

2. We reissue prior comment 13. Please provide additional context to the filing persons' conclusory statements regarding the reasons for rejection of the alternatives. If, as the filing persons assert, costs were key factors that led to the rejection of an alternative, then the relative costs should be discussed in greater detail. Refer generally to Item 1013(b) of Regulation M-A, inclusive of Instruction 1 thereto.

Fairness of the Short-Form Merger, page 15

3. We reissue prior comment 18. The filing persons have concurred but do not appear to have <u>adopted</u> the analysis of CF&Co as a means of addressing the factors listed in Instruction 2 to Item 1014. Please revise the disclosure to clarify whether the filing persons have adopted the analyses set forth by the financial advisor or revise to address each of the factors listed.

4. As done in your response to prior comment 21, please supplement your discussion on fairness to disclose why the NRUC board considers the CF&Co valuation of the water rights to be consistent with past NRUC disclosures regarding the future value of its water rights.

5. We note your response to prior comment 28 and reissue the comment in its entirety. As the filing persons are aware, all material information provided to the financial advisor by management and used by the financial advisor in formulating its fairness opinion should be summarized in the filing. On page 6, you disclose that the financial advisor relied on "material prepared by NRUC, GSR and Sentient, including financial data, cash flow models, market projections and other information concerning NRUC's assets and the industries within which they operate…" CF&Co makes reference to reliance on 2030 projected earnings before interest, taxes, depreciation and amortization on page 23, yet the actual projections are not included. Similarly, the implied values disclosed on page 25 also appear to have been based in part on NSI management forecasts provided to CF&Co. Disclosure of the projections appears to be material to a shareholder's understanding of (1) CF&Co's fairness opinion and (ii) the filing parties' consideration of such opinion in their ultimate determination that the transaction is fair to unaffiliated security holders. Please disclose all projections, including (i) the approximate date on which such information was provided and/or last updated by management of NRUC, GSR and/or Sentient and (ii) the key business and economic assumptions underlying the projections.

Selected Financial Data, page 29

6. We partially reissue prior comment 34. We were unable to locate in your disclosure the ratio of earnings to fixed charges and book value per share data for the specified periods.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review.

Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        You may contact the undersigned at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        /s/ Mellissa Campbell Duru

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers & Acquisitions

Cc (via email):Thomas Rose, Esq.
        Troutman Sanders LLP